

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2025

Debra L. Smith
Chief Financial Officer
CISO Global, Inc.
6900 E. Camelback Road, Suite 900
Scottsdale, AZ 85251

> **Re: CISO Global, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2024**
> **File No. 333-284002**

Dear Debra L. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Lipstein